                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No.  1)

NAME OF ISSUER:                  ERIE INDEMNITY CO.

TITLE OF CLASS OF SECURITIES:    CLASS B COMMON

CUSIP NUMBER:                    29530P201

CUSIP NO.                        29530P201

(1)     Names of Reporting Persons                      MELLON BANK, N.A.
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-0659306

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization                     United States

Number of Shares          (5)     Sole Voting Power                          0
Beneficially
Owned by Each             (6)     Shared Voting Power                        0
Reporting Person
With                      (7)     Sole Dispositive Power                     0

                          (8)     Shared Dispositive Power                   0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person         0


(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                        (   )

(11)    Percent of Class Represented by Amount in Row (9)                    0

(12)    Type of Reporting Person (See Instructions)                         BK

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:   Erie Indemnity Co.

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                     100 Insurance Place
                                     Erie, PA 16530


Item 2(a)   Name of Person Filing:   Mellon Bank, N.A. and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank, N.A.
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Class B Common Stock

Item 2(e)   CUSIP Number:                         29530P201

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank, N.A., is for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank, N.A.
in its fiduciary capacity. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported: See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank, N.A.
on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date: March 23, 1999

MELLON BANK, N.A.


By:   /s/ REGINA D. STOVER
    ------------------------
      Regina D. Stover
      Senior Vice President,
      Mellon Bank, N.A.

                                   EXHIBIT I


The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank Corporation, as marked (X):


(A) The Item 3 classification of each of the subsidiaries listed below is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."

        (   )   Boston Safe Deposit and Trust Company
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)
        (   )   Mellon Bank, N.A. (also parent holding company of the Dreyfus
                Corporation and Mellon Equity Associates)
        (   )   Mellon, F.S.B.
        (   )   Mellon Trust of California
        (   )   Mellon Trust Florida
        (   )   Mellon Trust of New York

(B) The Item 3 classification of each of the subsidiaries listed below is "Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

        (   )   Boston Safe Advisors
        (   )   Dreyfus Investment Advisors, Inc.
        (   )   Founders Asset Management LLC
        (   )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        (   )   Mellon Capital Management Corporation
        (   )   Mellon Equity Associates
        (   )   Newton Asset Management Limited
        (   )   Newton Capital Management Limited
        (   )   Newton Fund Managers Limited
        (   )   Newton International Investment Management Limited
        (   )   Newton Investment (IOM) Management Limited
        (   )   Newton Investment Management (Guernsey) Limited
        (   )   Newton Investment Management Limited
        (   )   Newton Management (Asia) Pte, Limited
        (   )   Royal Bank of Scotland Portfolio Management Limited
        (   )   Royal Bank of Scotland Unit Trust Management Limited
        (   )   Stewart Newton Fund Management (Mauritius) Limited
        (   )   Sundaram Newton Asset Management Pte Co, Ltd
        (   )   The Dreyfus Corporation (also parent holding company of Dreyfus
                Investment Advisors, Inc.)
        (   )   The Boston Company Asset Management, Inc.
        (   )   Wellington BES Limited

(C) The Item 3 classification of each of the legal entities listed below is "Item 3(g) Parent Holdings Company, in accordance with Section
240.13d-I(b)(ii)(G)."

        (   )   Boston Group Holdings, Inc. (parent holding company of The
                Boston Company, Inc.)
        (   )   MBC Investment Corporation (parent holding company of Laurel
                Capital Advisors, Franklin Portfolio Associates, Mellon Bank,
                F.S.B. and Mellon Capital Management Corporation)
        (   )   Mellon Bank Corporation
        (   )   Nepturn LLC (parent holding company of Newton Management
                Limited)
        (   )   Newton Management Limited (parent holding company of all Newton entities listed in (B) above)
        (   )   The Boston Company, Inc. (parent holding company of Boston Safe
                Advisors, Inc., The Boston Company Asset Management, Inc.,
                Boston Safe Deposit and Trust Company, Mellon Trust of
                California, Mellon Trust of New York and Mellon Trust Florida)

NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON BANK CORPORATION.